SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Graphic Packaging Holding Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

388689 101
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)
___________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 388689 101	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 76,583,599 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 76,583,599 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,583,599 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.0% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO

*
This calculation is based on 347,509,777 shares of Issuer Common Stock (as defined below) outstanding as of March 15, 2013 as reported in the Prospectus Supplement filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on March 22, 2013.

CUSIP No. 388689 101	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 76,583,599 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 76,583,599 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,583,599 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.0% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*
This calculation is based on 347,509,777 shares of Issuer Common Stock outstanding as of March 15, 2013 as reported in the Prospectus Supplement filed by the Issuer with the Commission on March 22, 2013.

CUSIP No. 388689 101	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 76,583,599 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 76,583,599 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,583,599 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.0% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*
This calculation is based on 347,509,777 shares of Issuer Common Stock outstanding as of March 15, 2013 as reported in the Prospectus Supplement filed by the Issuer with the Commission on March 22, 2013.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on March 10, 2008, as amended and supplemented by Amendment No. 1 filed on February 14, 2012 and by Amendment No. 2 filed on December 20, 2012 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”) with respect to the Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I,  L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar IV Advisors LLC, a Delaware limited liability company (“TPG Advisors IV”), and (ii) TPG GenPar V Advisors, LLC, a Delaware limited liability company (“TPG Advisors V”).  TPG Advisors IV is the general partner of TPG GenPar IV, L.P., a Delaware limited partnership, which is the general partner of each of TPG Bluegrass IV – AIV 1, L.P., a Delaware limited partnership (“TPG IV-AIV 1”), and TPG Bluegrass IV – AIV 2, L.P., a Delaware limited partnership (“TPG IV-AIV 2” and, together with TPG IV-AIV 1, the “TPG IV Funds”).  The TPG IV Funds in the aggregate directly hold 38,291,800 shares of Issuer Common Stock (the “TPG IV Shares”) reported herein.  TPG Advisors V is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is the general partner of each of TPG Bluegrass V – AIV 1, L.P., a Delaware limited partnership (“TPG V-AIV 1”), TPG Bluegrass V – AIV 2,  L.P., a Delaware limited partnership (“TPG V-AIV 2”), TPG FOF V-A, L.P., a Delaware limited partnership (“TPG FOF V-A”), and TPG FOF V-B, L.P., a Delaware limited partnership (“TPG FOF V-B” and, together with TPG V-AIV 1, TPG V-AIV 2, and TPG FOF V-A, the “TPG V Funds”).  The TPG V Funds in the aggregate directly hold 38,291,799 shares of Issuer Common Stock (the “TPG V Shares” and, together with the TPG IV Shares, the “Shares”).  Because of the relationship between Group Advisors and the TPG IV Funds and the TPG V Funds (collectively, the “TPG Funds”), Group Advisors may be deemed to beneficially own the Shares.”

Item 4.  Purpose of Transaction.

This Amendment amends and restates the last paragraph Item 4 of the Original Schedule 13D in its entirety as set forth below:

“On March 21, 2013, after the expiration of the Lock-Up Period, the TPG Funds, in their capacity as selling stockholders, entered in an underwriting agreement (the “March 2013 Underwriting Agreement”), the form of which is attached hereto as Exhibit 7, with the Issuer, the other selling stockholders named in Schedule B thereto (such selling stockholders, together with the TPG Funds, the “March 2013 Selling Stockholders”) and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters named in Schedule A thereto (the “March 2013 Underwriters”), pursuant to which the TPG Funds agreed to sell 14,152,144 shares of Issuer Common Stock (or 16,274,965 shares of Issuer Common Stock if the March 2013 Underwriters exercised in full their option to purchase an additional 2,122,821 shares of Issuer Common Stock), certain Coors Family Stockholders agreed to sell 6,518,470 shares of Issuer Common Stock (or 7,496,241 shares of Issuer Common Stock if the March 2013 Underwriters exercised in full their option to purchase an additional 977,771 shares of Issuer Common Stock), the CDR Fund agreed to sell 3,664,693 shares of Issuer Common Stock (or 4,214,397 shares of Issuer Common Stock if the March 2013 Underwriters exercised in full their option to purchase an additional 549,704 shares of Issuer Common Stock) and Old Town agreed to sell 3,664,693 shares of Issuer Common Stock (or 4,214,397 shares of Issuer Common Stock if the March 2013 Underwriters exercised in full their option to purchase an additional 549,704 shares of Issuer Common Stock), in each case, for a purchase price of $6.72 per share, which represents the public offering price of $7.00 per share less the underwriters’ discount of $0.28 per share, and pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-176606) (such registered offering, the “March 2013 Registered Offering”).

Page 5 of 11 Pages

On March 25, 2013, the March 2013 Underwriters exercised in full their option to purchase the additional shares from the March 2013 Selling Stockholders.

The March 2013 Registered Offering closed on March 27, 2013 and the sale pursuant to the March 2013 Underwriters’ exercise of their option to purchase additional shares closed on March 28, 2013.

March 2013 Lock-Up Agreement

In connection with the March 2013 Registered Offering, the March 2013 Selling Stockholders, including each of the TPG Funds, agreed with the March 2013 Underwriters, pursuant to a lock-up agreement (each, a “March 2013 Lock-Up Agreement”), the form of which is attached hereto as Exhibit 8, that they will not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, or engage in any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of, any shares of Issuer Common Stock or any securities convertible into or exchangeable or exercisable for shares of Issuer Common Stock (other than as contemplated by the March 2013 Underwriting Agreement or pursuant to certain other exceptions), without the prior written consent of the representatives of the March 2013 Underwriters for a period of 60 days after the date of the March 2013 Underwriting Agreement.  The Issuer and each director and officer of the Issuer has agreed to substantially similar restrictions for a period of 60 days, respectively, subject to certain exceptions.

The foregoing summaries of the Transaction Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Underwriting Agreement, the Lock-Up Agreement, the 2013 Underwriting Agreement and the 2013 Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 2, 3, 4, 5, 6, 7 and 8, respectively, which are incorporated herein by reference.”

Item 5.  Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below and Item 2 of this Amendment is incorporated herein by reference:

“The information contained in rows 7 through 11 and 13 on each of the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by this reference.

The following disclosure assumes that there are 347,509,777 shares of Issuer Common Stock outstanding as of March 15, 2013 as reported in the Prospectus Supplement filed by the Issuer with the Commission on March 22, 2013.

(a) and (b) Pursuant to Rule 13d-3 under the Securities Act, through the TPG Funds, the Reporting Persons may be deemed to beneficially own 76,583,599 shares of Issuer Common Stock, which constitute approximately 22.0% of the outstanding Common Stock of the Issuer.

By virtue of the Stockholders Agreement and the Registration Rights Agreement, the Covered Stockholders may be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  As members of the group, each of the Covered Stockholders may be deemed to beneficially own the Issuer Common Stock beneficially owned by the members of the group as a whole.  If deemed a group, the Reporting Persons together with the other Covered Stockholders may be deemed to beneficially own, in the aggregate, 151,520,562 shares of Issuer Common Stock, representing approximately 43.6% of the Issuer Common Stock.  Each of the Reporting Persons expressly disclaims beneficial ownership of those shares of Issuer Common Stock held by any other Covered Stockholder.

(c) Except as set forth in this Item 5, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving shares of Issuer Common Stock.

Page 6 of 11 Pages

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e) Not applicable.”

Item 7.                       Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

3.
Stockholders Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2,  L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., (incorporated by reference to Exhibit 4.2 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

4.
Registration Rights Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2,  L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2,  L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. TPG Bluegrass V, Inc., BCH Management, LLC and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

5.
Underwriting Agreement, dated December 12, 2012, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed December 18, 2012).

6.
Form of Lock-Up Agreement, by and among each of the Selling Stockholders listed in Schedule B to the Underwriting Agreement and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Underwriters (incorporated by reference to Exhibit B-2 of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed December 18, 2012).

7.
Underwriting Agreement, dated March 21, 2013, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed March 27, 2013).

Page 7 of 11 Pages

8.
Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule B to the Underwriting Agreement and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters (incorporated by reference to Exhibit B-2 of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed March 27, 2013).

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2013

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman  on  July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman  on  July 26, 2010 (SEC File No. 005-43571).

Page 9 of 11 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

3.
Stockholders Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2,  L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., (incorporated by reference to Exhibit 4.2 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

4.
Registration Rights Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2, L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2, L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P., TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P., TPG Bluegrass V, Inc., BCH Management, LLC and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007).

5.
Underwriting Agreement, dated December 12, 2012, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed December 18, 2012).

6.
Form of Lock-Up Agreement, by and among each of the Selling Stockholders listed in Schedule B to the Underwriting Agreement and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Underwriters (incorporated by reference to Exhibit B-2 of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed December 18, 2012).

7.
Underwriting Agreement, dated March 21, 2013, among Graphic Packaging Holding Company, the selling stockholders named in Schedule B thereto and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed March 27, 2013).

Page 10 of 11 Pages

8.
Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule B to the Underwriting Agreement and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters (incorporated by reference to Exhibit B-2 of Exhibit 1.1 to Graphic Packaging Holding Company’s Current Report on Form 8-K filed March 27, 2013).

Page 11 of 11 Pages